SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 8)

Under the Securities Exchange Act of 1934

LUMENIS LTD.
__________________________________________________________________________________
(Name of Issuer)

Ordinary B Shares, par value NIS 0.85
__________________________________________________________________________________
(Title of Class of Securities)

M6778Q121
________________________________________________________________________________
(CUSIP Number)

Yoav Sebba
40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.
972-3-745-6000
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2015
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. M6778Q121
1.	Names of Reporting Persons. XT Hi-Tech Investments (1992) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 8,591,916
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,591,916
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,591,916
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.8% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)
The percentage presented is based on 36,045,354 ordinary B shares, par value NIS 0.85 per share, of the Issuer outstanding as of June 30, 2015, which is based on information provided by the Issuer to the Reporting Person at its request.

CUSIP NO. M6778Q121
1.	Names of Reporting Persons. XT Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,591,916 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,591,916 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,591,916 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.8% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)
Consists entirely of the 8,591,916 shares held by XT Hi-Tech Investments (1992) Ltd., which is an indirect, wholly-owned subsidiary of the Reporting Person, with which the Reporting Person shares beneficial ownership as a result of the Reporting Person’s indirect, 100% control of the equity securities thereof. See Item 5.

(2)
The percentage presented is based on 36,045,354 ordinary B shares, par value NIS 0.85 per share, of the Issuer outstanding as of June 30, 2015, which is based on information provided by the Issuer to the Reporting Person at its request.

CUSIP NO. M6778Q121
1.	Names of Reporting Persons. Lynav Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 58,012
	8.	Shared Voting Power 8,591,916 (1)
	9.	Sole Dispositive Power 58,012
	10.	Shared Dispositive Power 8,591,916 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,649,928(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.0% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)
Consists entirely of the 8,591,916 held by XT Hi-Tech Investments (1992) Ltd., which is an indirect, 50%-owned subsidiary of the Reporting Person, with which the Reporting Person shares beneficial ownership as a result of the Reporting Person’s indirect, 50% control of the equity securities thereof. See Item 5.

(2)	Includes the 8,591,916 shares held by XT Hi-Tech Investments (1992) Ltd. described in footnote (1) above, as well as 58,012 shares directly held by the Reporting Person.

(3)
The percentage presented is based on 36,045,354 ordinary B shares, par value NIS 0.85 per share, of the Issuer outstanding as of June 30, 2015, which is based on information provided by the Issuer to the Reporting Person at its request.

Item 1.  Security and Issuer.

This Amendment No. 8 (“Amendment No. 8”) to the Statement of Beneficial Ownership on Schedule 13D filed on July 10, 2007 (the “Original Statement”), as amended by Amendment No. 1 filed on June 23, 2008 (“Amendment No. 1”), Amendment No. 2 filed on April 1, 2009 (“Amendment No. 2”), Amendment No. 3 filed on July 13, 2009 (“Amendment No. 3”), Amendment No. 4 filed on June 2, 2011 (“Amendment No. 4”), Amendment No. 5 filed on March 12, 2012 (“Amendment No. 5”), Amendment No. 6 filed on February 12, 2014 (“Amendment No. 6”) and Amendment No. 7 filed on May 19, 2014 (“Amendment No. 7”),  relates to ordinary B shares, par value NIS 0.85 per share (“Ordinary B Shares” or “Shares”) of Lumenis Ltd., an Israeli company (the “Issuer”).  The principal executive offices of the Issuer are located at Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel.

This Amendment No. 8 is being filed by the Reporting Persons (as defined in Item 2 below) in order to report: (i) a change in the number of Ordinary B Shares that they beneficially own since the filing of Amendment No. 7, due to the expiration of 251,170 warrants to purchase Ordinary B Shares that had been held by XT Hi-Tech (as defined in Item 2 below); and (ii) the entry by XT Hi-Tech into a voting agreement, dated as of June 18, 2015, by and between XT Hi-Tech and Laguna Holdco Ltd. (the “Voting Agreement”), with respect to all Ordinary B Shares that are held by, or that may be acquired after execution of the Voting Agreement by, XT Hi-Tech (collectively, the “Subject Shares”), as described under Item 6.  .

Except as set forth in this Amendment No. 8, all information included in the Original Statement, as modified by Amendments No. 1, 2, 3, 4, 5, 6 and 7, is incorporated herein by reference, and all capitalized terms appearing herein and not otherwise defined shall have the meaning ascribed thereto in the Original Statement, as modified by Amendments No. 1, 2, 3, 4, 5, 6 and 7.

Item 2.  Identity and Background.

This Amendment No. 8 is being filed by each of: (i) XT Hi-Tech Investments (1992) Ltd. (formerly known as Ofer Hi-Tech Investments Ltd.), an Israeli company (“XT Hi-Tech”), (ii) XT Holdings Ltd. (formerly known as Ofer Holdings Group Ltd.), an Israeli company and indirect parent company of XT Hi-Tech (“XT Holdings”), and (iii) Lynav Holdings Ltd., an Israeli company (“Lynav”) (collectively, the “Reporting Persons”).

XT Hi-Tech is an indirect wholly owned subsidiary of XT Investments Ltd., which is a direct wholly-owned subsidiary of XT Holdings, of which Orona Investments Ltd. (“Orona”) and Lynav are each the direct owners of one-half of the outstanding shares. Orona is indirectly owned 56% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona. Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd. – as trustee of a discretionary trust established in the Cayman Islands. Mr. Angel is member of the board of directors of XT Hi-Tech and has a casting vote by virtue of special shares held (in XT Holdings) by Mr. Angel and Orona only with respect to various decisions taken by the board, including voting and disposition over the Shares held by XT Hi-Tech.

The following identity and background information is presented with respect to each of XT Hi-Tech, XT Holdings, Lynav and Orona (collectively, the “Reporting Entities”):

(a)           State of Organization: Israel.

(b)           Principal Business: XT Hi-Tech is an investment company which invests in, among others, technology companies.  Each of XT Holdings, Orona and Lynav is a holding and investment company.

(c)           Address of Principal Business and Principal Office: 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.

(d)           Criminal Proceedings:  During the last five years, none of the Reporting Entities has been convicted in any criminal proceeding.

(e)           Civil Proceedings Involving Securities Law Violations:  During the last five years, none of the Reporting Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following identity and background information is presented with respect to Mr. Udi Angel (the “Reporting Individual”):

(b)           Business Address: 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.

(c)           Present Principal Occupation: Business person.

(d)           Criminal Proceedings:  During the last five years, the Reporting Individual has not been convicted in any criminal proceeding.

(e)           Civil Proceedings Involving Securities Law Violations:  During the last five years, the Reporting Individual has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Citizenship:  Israel.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.  Purpose of Transaction.

Pursuant to the Merger Agreement (as defined in Item 6 below), upon (and subject to) consummation of the Merger (as defined in Item 6 below), in favor of which XT Hi-Tech has agreed to vote under the Voting Agreement, all of the Ordinary B Shares held by the Reporting Persons will be cancelled, and the Reporting Persons will be entitled to receive in respect thereof the Merger Consideration (as defined in Item 6 below). Upon the consummation of the Merger, the Issuer will be a wholly owned subsidiary of Parent, and the Ordinary B Shares will be (i) de-listed from the NASDAQ Global Select Market, and (ii) eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

The Reporting Persons and the other entities identified in Item 2 may acquire additional, and/or sell existing, Ordinary B Shares of the Issuer, either in the open market or in privately negotiated transactions.

Except as described above in this Item 4, as of the filing of this Amendment No. 8, the Reporting Entities and the Reporting Individual do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by any of them of additional Shares, or the disposition of Shares that they hold; (b) a further extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of association or other actions which may impede the acquisition of control of the Issuer by any other person; (h) causing the Ordinary B Shares to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing the Ordinary Shares or Ordinary B Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 8 are made on the basis of 36,045,354 Ordinary B Shares of the Issuer outstanding as of June 30, 2015, which is based on information provided by the Issuer to the Reporting Persons at their request.

(a)           (i) XT Hi-Tech may be deemed to be the beneficial owner of an aggregate of 8,591,916 Shares of the Issuer, representing approximately 23.8% of the issued and outstanding share capital of the Issuer.  Such amount consists entirely of 8,591,916 Shares held by XT Hi-Tech directly. XT Hi-Tech possesses sole voting and dispositive power with respect to all Shares that it beneficially owns.

 (ii) XT Holdings may be deemed to be the beneficial owner of an aggregate of 8,591,916 Shares of the Issuer, representing approximately 23.8% of the issued and outstanding share capital of the Issuer. Such amount consists entirely of 8,591,916 Shares held by XT Hi-Tech. XT Holdings does not hold any Shares itself.  XT Holdings merely shares voting power and dispositive power (by virtue of XT Holdings’ serving as an indirect parent company of XT Hi-Tech) with respect to all Shares beneficially owned by XT Hi-Tech.

(iii) Lynav may be deemed to be the beneficial owner of an aggregate of 8,649,928 Shares of the Issuer, representing approximately 24.0% of the issued and outstanding share capital of the Issuer.  Such amount consists of (1) 58,012 Shares held by Lynav directly (for which it has sole voting and dispositive power) and (2) 8,591,916 Shares held by XT Hi-Tech, with respect to which Lynav shares voting and dispositive power by virtue of its indirect 50% ownership interest in XT Hi-Tech.  Lynav disclaims beneficial ownership of all Shares beneficially owned by XT Hi-Tech except to the extent of its pecuniary interest therein.

(iv) Each of Orona and Mr. Udi Angel may be deemed to share beneficial ownership (both voting power and dispositive power) with respect to all Shares held by XT Hi-Tech by virtue of their respective indirect ownership interests in XT Hi-Tech.  Each of Orona and Mr. Udi Angel disclaims beneficial ownership of all such Shares except to the extent of its or his (as appropriate) pecuniary interest therein.

 Except for the foregoing, the Reporting Persons and the other persons and entities identified in Item 2 do not have any beneficial ownership in any Shares.

(b)          The Reporting Entities and the Reporting Individual possess either sole power or shared power to vote and direct the vote, and sole power or shared power to dispose or to direct the disposition of, the Issuer’s Shares as described in paragraph (a) above.

(c)           Other than XT Hi-Tech’s subjecting the Subject Shares to voting and dispositive restrictions in favor of Parent under the Voting Agreement, which was entered into on June 18, 2015 (as described in Item 6 below), no transactions in securities of the Issuer have been effected during the last 60 days by any of the Reporting Entities or the Reporting Individual.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 18, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Laguna Holdco Ltd. (“Parent”), an indirect wholly-owned subsidiary of XIO Fund I LP (“XIO”), and Laguna Merger Sub Ltd., a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent and an indirect wholly-owned subsidiary of XIO (the “Merger”).  Each outstanding Ordinary B Share of the Issuer held by the Issuer’s existing shareholders as of the effective time of the Merger will be cancelled and the holder thereof will be entitled to receive cash consideration of $14.00 in respect thereof (the “Merger Consideration”).  Each outstanding and vested option to acquire one Ordinary B Share will be cancelled and the holder thereof will be entitled to receive the excess (if any) of the Merger Consideration over the exercise price thereof (subject to certain other provisions).  In connection with the Merger Agreement, XT Hi-Tech entered into the Voting Agreement with Parent in order to induce Parent to enter into the Merger Agreement and consummate the Merger. In addition, and separately from XT Hi-Tech, Viola- LM Partners L.P., another shareholder of the Issuer, entered into a voting agreement with Parent on terms and conditions similar to those of the Voting Agreement.

The Voting Agreement requires XT Hi-Tech to be present (in person or by proxy) or cause to be present, and vote or cause to be voted, the Subject Shares (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against (1) any Acquisition Proposal or Acquisition Transaction (in each case, as defined in the Merger Agreement) (other than the Merger Agreement or the transactions contemplated thereby, including the Merger) or any other action, proposal, agreement or transaction made in opposition to or competition with the Merger or the Merger Agreement or any document ancillary thereto, and (2) any other action, proposal, agreement or transaction that would reasonably be expected, or the effect of which would reasonably be expected to prevent, nullify, materially impede, interfere with, frustrate, delay, postpone, discourage or adversely affect the timely consummation of Merger or the other transactions contemplated under the Merger Agreement.

The Voting Agreement will terminate on the first to occur of: (i) the termination of the Merger Agreement pursuant to Article IX thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.  In addition, XT Hi-Tech may terminate the Voting Agreement by written notice to Parent in the event of an amendment of the Merger Agreement that materially adversely changes the economic rights of the Company's shareholders under the Merger Agreement (including, without limitation, any reduction in the Merger Consideration, any extension of the Outside Date (as defined in the Merger Agreement) by more than 30 days and any increase in the Termination Fee (as defined in the Merger Agreement)), without XT Hi-Tech’s prior written consent thereto.

The Voting Agreement contains additional customary provisions, including: (a) with minor exceptions (which are subject to the fulfillment of certain conditions), a prohibition upon XT Hi-Tech’s disposition of the Subject Shares to third parties for so long as the Voting Agreement is in effect; (b) a prohibition upon XT Hi-Tech’s solicitation of an Acquisition Proposal or making an Acquisition Proposal; (c) customary representations and warranties of XT Hi-Tech; and (d) an allowance that actions taken by any person who is an officer or director of the Issuer (even if also an affiliate of XT Hi-Tech) in his or her capacity as an officer or director of the Issuer, shall not constitute a breach of the Voting Agreement to the extent expressly permitted by the Merger Agreement.

In addition to the Voting Agreement, some of the Reporting Persons are party to the Tag-Along Agreement and the Registration Rights Agreement, as amended, the descriptions of which are set forth in Amendments No. 3 and No. 7, which descriptions are incorporated by reference herein.

Except as set forth above, currently there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any of the other persons and entities identified in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 -- Summary of material terms relating to loan extended to XT Hi-Tech (incorporated by reference to Exhibit 2 to the Original Statement, filed on July 10, 2007).

Exhibit 2 -- Tag Along Agreement, dated as of June 28, 2009, by and among XT Hi-Tech and the Bank (incorporated by reference to Exhibit 4 to Amendment No. 3, filed on July 13, 2009).

Exhibit 3 -- Registration Rights’ Agreement, dated as of December 5, 2006, as amended by Amendment No. 1, dated June 25, 2009, and Amendment No. 2, dated February 24, 2014, by and among the Issuer, LM Partners L.P. (now known as Viola- LM Partners L.P.), Ofer Hi-Tech (now known as XT Hi-Tech Investments (1992) Ltd.), the other investors identified on Schedule I thereto and the Bank (incorporated by reference to Exhibit 4.20 to the Issuer’s annual report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 27, 2014).

Exhibit 4 – Voting Agreement, dated as of June 18, 2015, by and between Laguna Holdco Ltd. and XT Hi-Tech.

Exhibit 5 -- Joint Filing Agreement pursuant to Rule 13d-1(k)(1).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

XT HI-TECH INVESTMENTS (1992) LTD.

By: /s/ Yoav Sebba
Name: Yoav Sebba
Title:  Vice President

XT HOLDINGS LTD.

By: /s/ Yossi Rosen
Name: Yossi Rosen
Title: President

LYNAV HOLDINGS LTD.

By: /s/ Yossi Rosen
Name: Yossi Rosen
Title: Director

Dated: July 8, 2015